UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41796

NATURE WOOD GROUP LIMITED

(Registrant’s Name)

Avenida da Amizade no. 1287
Chong Fok Centro Comercial, 13 E

Macau S.A.R

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Partial Exercise of Over-allotment Option

As previously announced, on September 14, 2023, Nature Wood Group Limited (the “Company”) consummated an initial public offering (the “IPO”) of 750,000 American Depositary Shares (the “ADSs”) at a price of $9 per ADS (the “Offering Price”), pursuant to an underwriting agreement with Prime Number Capital LLC (as representatives of the underwriters named therein), dated September 12, 2023. The underwriters were granted a 45-day option to purchase up to additional 112,500 ADSs to cover over-allotments, if any (the “Over-allotment Option”).

On October 12, 2023, the Company received a notice that the underwriters elected to partially exercise the Over-allotment Option to purchase 85,868 ADSs at the Offering Price. The closing of such exercise of the Over-allotment Option took place on October 16, 2023, generating additional gross proceeds of $772,816, before deducting underwriting discounts and other related expenses.

Other Events.

On October 16, 2023, the Company issued a press release announcing the partial exercise of the Over-allotment Option by the underwriters, a copy of which is attached as Exhibit 99.1 to this report.

Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated October 16, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nature Wood Group Limited

	By:	/s/ Hok Pan Se
	Name:	Hok Pan Se
Date: October 16, 2023	Title:	Director